

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Mr. Jiao Zhouping
Chief Executive Officer
Baying Ecological Holding Group Inc. (f/k/a Toro Ventures Inc.)
1113, 11th Floor, City Gate Building D
1 Jin Ye Road , High Tech District
Xi An, China.

> **Re: Toro Ventures Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2013**
> **Filed September 27, 2013**
> **File No. 000-51974**

Dear Mr. Zhouping:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2013

1.   We note that you filed eighteen periodic reports on June 18, 2013, covering your 2009 through 2013 fiscal years, in an effort to comply with your reporting obligations under Section 13(a) of the Securities Exchange Act of 1934. However, your disclosures in each of the annual reports filed on this date and subsequently on September 27, 2013, indicate that you believe you are or have been an "inactive entity," as defined in Rule 3-11 of Regulation S-X, and have therefore not provided *audited* financial statements in your annual reports for the 2009 through 2013 fiscal years. Given that you had not engaged an independent accountant to audit your financial statements, it appears you have, under a similar rationale, not provided *reviewed* interim financial statements in the related quarterly reports.

The guidance in Rule 3-11 of Regulation S-X provides an exception to the general requirement to obtain audits and reviews by independent accountants, as an accommodation to inactive filers. We note that subsequent to your 2008 fiscal year, you have conducted a variety of equity transactions, recognized substantial impairment of oil and gas properties, and had your stock listed on the OTC Bulletin Board and its successor the OTC QB. Under these circumstances, you do not satisfy the criteria in Rule 3-11(b), (d) and (e) of Regulation S-X, which define an inactive entity, and are therefore not entitled to the accommodation.

Please understand that the periodic filings referenced in the first paragraph of this comment are regarded as materially deficient due to your failure to obtain audits and reviews of the financial statements by an independent accountant; and your company is thereby delinquent and not current with its reporting obligations. Accordingly, you will need to obtain audits and reviews of the annual and quarterly financial statements to comply with Rule 8-02 and Rule 8-03 of Regulation S-X, and amend all of the annual and quarterly interim reports filed subsequent to December 22, 2008, to include audited annual financial statements (and audit reports) and reviewed interim financial statements, as applicable.

2.   In conjunction with the foregoing, please ensure that your amendments conform to the requirements of Form 10-K and Form 10-Q, rather than the Small Business forms that are no longer appropriate, as outlined in Release No. 33-8876, detailing *Smaller Public Company Regulatory Relief and Simplification,* effective October 31, 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief